Exhibit 1

Additional Information Required

Please see the following additional information included her pursuant to Instruction 6(a) of Form 5 as there was not sufficient space provided in the electronic form or the footnotes thereto.

Reporting Person:

Good Eastern Investment Holding Limited (referred to herein as the “Reporting Person”)

Members of Group Which are making their own Form 5 Filings:

Stellar Elite Limited (“Stellar Elite”)

James Mengdong Tan

Amazing Wave Limited (“Amazing Wave”)

Additional Information:

James Mengdong Tan, MOXC’s former Chief Executive Officer and President is also the president and sole member and director of the Reporting Person. In addition to the shares of Common Stock of MOXC held currently by Mr. Tan through his ownership of the Reporting Person, Mr. also previously beneficially owned shares of MOXC Common Stock that were owned by Stellar Elite Limited. Stellar Elite’s sole shareholder is Amazing Wave Limited, a corporation incorporated under the laws of Samoa, and Mr. Tan is the chief executive officer of Amazing Wave Limited. Stellar acquired 1,332,000 shares of MOXC Common Stock (the “Shares”) previously held by it on November 14, 2013 for $112,379 paid by 8i Capital Limited a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Tan, to the seller of the Shares. On December 13, 2013, pursuant a 60 for 1 forward stock split the number of Shares increased to 79,320,000. On February 22, 2016, Stellar agreed to cancel 39,660,000 of the Shares pursuant to a Share Cancellation Agreement with MOXC and certain other shareholders, and as a result Stellar thereafter owned 39,660,000 Shares. On June 20, 2016, MOXC effected a 1 for 2 reverse stock split, which caused the Shares to be adjusted to 19,830,000. The Shares were the subject of an oral agreement between James Mengdong Tan, MOXC’s former CEO and director and Low Seng Kai and Fan Min. Low Seng Kai and Fan Min are the former owners of the original technology used by MOXC (the “Original Owners”). In 2012, Mr. Tan and the Original Owners agreed that the shares held by Stellar represented a bonus pool, some or all of which would be paid to the Original Owners, or their designees, after the listing of the Issuer on a national securities exchange; provided, however, that Mr. Tan would retain all voting rights with respect to such shares as long as such shares were owned by the Original Owners or their designees (the “Agreement”).

On June 15, 2017, pursuant to the Agreement, Stellar transferred all 19,830,000 shares (the “Stellar Shares”) to the Original Owners’ designees: Global Innovative Investment Group Limited, a company incorporated under the laws of the British Virgin Islands and Low Mei Chiek, with each party receiving 9,915,000 shares. Global Innovative Investment Group Limited holds the Stellar Shares it received as a nominee for Fan Min and Low Mei Chiek holds the Stellar Shares she received as a nominee for Low Seng Kai. Stellar currently does not hold any and has not owned any such shares since June 15, 2017. Pursuant to the Agreement, Mr. Tan still has all voting rights to the Stellar Shares and reserves the right to vote such shares at any time in the future in his sole discretion.. Mr. Tan was appointed as the director of MOXC on February 13, 2015 and was appointed as the Chief Executive Officer and President of MOXC on June 30, 2015. On September 28, 2017, Mr. Tan resigned from each of his positions as a Director and Officer of MOXC and each of MOXC’s subsidiaries, effective September 29, 2017.

On February 12, 2018, Good Eastern transferred 5,000,000 shares to 8i Capital, Ltd. which is also wholly owned by Mr. Tan.